Free Writing Prospectus Dated November 14, 2007	Filed pursuant to Rule 433 Registration Statement No. 333-146918

Aegean Marine Petroleum Network Inc.

6,750,000 Shares

of

Common Stock

ISSUER FREE WRITING PROSPECTUS

Pricing Term Sheet

Issuer:	Aegean Marine Petroleum Network Inc.
Symbol:	NYSE: ANW
Shares offered:	6,750,000 Shares offered by the selling shareholders, Leveret International Inc. (6,500,000) and John P. Tavlarios (250,000)
Over-allotment Option:	1,012,500 Shares offered by the selling shareholders, Leveret International Inc. (975,000) and John P. Tavlarios (37,500)
Price to public:	$37.75 per share
Net proceeds to the selling shareholders:	$242,708,906.25
Trade date:	November 14, 2007
Closing date:	November 20, 2007
CUSIP:	Y0017S 10 2
Underwriters:	Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
Dahlman Rose & Company, LLC
Johnson Rice & Company L.L.C.
Stephens Inc.

Aegean Marine Petroleum Network Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.